# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: STURM RUGER & CO INC, CIK 0000095029
CUSIP: 864159108
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 1 Lacey Place, Southport, Connecticut (CT), 06890
Date of event which requires filing of this statement: 09/15/2025
Filed by CIK 0002086731
Persons authorized to receive notices and communications: Robert Eckert, Beretta Holding S.A., 9 rue Sainte Zithe, Luxembourg, Luxembourg (N4), L-2763, 352 691 325 028

## Reporting persons
- Beretta Holding S.A. (CIK 0002086731): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,250,100; shared voting power 0; sole dispositive power 1,250,100; shared dispositive power 0; aggregate amount beneficially owned 1,250,100 (7.735% of the class)
  Comment: Row 13 - This percentage of the shares of Common Stock beneficially owned is based on approximately 16,162,030 shares of the Issuer's Common Stock outstanding as of July 18, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: STURM RUGER & CO INC
Address of issuer's principal executive offices: 1 Lacey Place, Southport, Connecticut (CT), 06890
Comment: This statement on Schedule 13D relates to the shares of Common Stock of the Issuer. The Issuer's principal executive office is located at 1 Lacey Place, Southport, CT, 06890.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the "Act") on behalf of Beretta Holding S.A., a Luxembourg corporation (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 9 rue Sainte Zithe, L-2763, Luxembourg.
Present principal occupation or employment:
The principal business of the Reporting Person is to act as a holding company.

The name, business address, present principal occupation or employment and citizenship of each person controlling the Reporting Person is set forth below:

1. PIETRO GUSSALLI BERETTA; 9 Rue Sainte Zithe, L-2763 Luxembourg; President and CEO of Beretta Holding S.A.; Italy.
2. FRANCO GUSSALLI BERETTA; 9 Rue Sainte Zithe, L-2763 Luxembourg; Vice-President and CEO of Beretta Holding S.A.; Italy.
3. ROBERT ECKERT; 9 Rue Sainte Zithe, L-2763 Luxembourg; General Manager of Beretta Holding S.A.; Germany.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor any of the persons listed in Item 2(c) above have: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d) above.
Citizenship: The Reporting Person is a Luxembourg corporation formed under the laws of Luxembourg. The citizenship of each person controlling the Reporting Person is set forth in Item 2(c) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares purchased by the Reporting Person were purchased with working capital. The aggregate purchase price of the 1,250,100 shares beneficially owned by the Reporting Person is approximately $45.9 million, including brokerage commissions. Schedule I sets forth the transactions of the Common Stock effected by the Reporting Person during the past 60 days.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Person acquired the Shares of the Issuer, which represent 7.735% of the Issuer's outstanding common stock, based on the Reporting Person's belief that the Shares represent an attractive investment opportunity within the industry.

The Reporting Person anticipates engaging in discussions with members of the Issuer's management and the Issuer's board of directors regarding the Issuer's business, industry developments, and potential areas of operational and strategic collaborations. The Reporting Person does not have a present intention of seeking control of the Issuer.

The Reporting Person intends to continuously evaluate its investment in the Issuer. Depending on various factors, including, but not limited to, the Issuer's financial performance, industry conditions, market prices of the Shares, general economic and market conditions, and other relevant considerations, the Reporting Person may, from time to time and at any time, take such actions with respect to its investment as it deems appropriate. These actions may include, without limitation, (i) acquiring additional Shares or other securities of the Issuer, (ii) disposing of some or all of its holdings, (iii) entering into hedging, derivative, or other risk management transactions with respect to its positions, or (iv) engaging in discussions with third parties.

Except as set forth herein, the Reporting Person has no present plan or proposal that would result in any of the events or transactions described in Items 4(a) through (j) of Schedule 13D. The Reporting Person reserves the right to change its intentions with respect to its investment in the Issuer at any time and to take any and all actions that it deems appropriate to maximize the value of its investment, subject to applicable legal and regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 5.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of the Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in Schedule I, during the past 60 days, the Reporting Person has not effected any transaction with respect to the Issuer's Common Stock.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Schedule I. Transactions in Securities.

## Signatures
- Beretta Holding S.A.: /s/ Robert Eckert, Robert Eckert, General Manager of Beretta Holding S.A. (09/22/2025)